ARTIN CONSULTING

1000 Las Vegas Blvd, Ste 241

Las Vegas, NV 89110

Securities and Exchange Commission	May 25, 2017

Attn: Russell Mancuso

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: Artin Consulting Inc

Registration Statement on Form S-1A

Filed April 21, 2017

File No. 333-216026

On behalf of Artin Consulting Inc (the “Company”), here is the response to the comments set forth in the letter from Mr. Russell Mancuso of the U.S. Securities and Exchange Commission dated May 24, 2017, related to the Company’s Amendment No.3 to Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff comments in the order in which they were set forth in the Staff letter. They are numbered accordingly, with the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Kateryna Malenko

The shares eligible for future sale…, page 14

1. We note your response to prior comment 3. Please revise to refer to the holding period set forth in Rule 144(i)(2), rather than one year from acquisition, or advise.

Response:

 Rule 144 Shares

After the date this Prospectus is declared effective, 23,000,000 of our outstanding shares of common stock will be "restricted securities" as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available.   Rule 144, as amended, is an exemption that generally provides that a person who has continuously owned shares for a six month holding period may sell the shares, provided the Company is current in its reporting obligations under the Exchange Act. The shares owned by our sole officer and director are considered control securities for the purpose of Rule 144.  As such, officers, directors and affiliates are subject to certain manner of resale provisions, including an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock.  Our officer and directors own 23,000,000 restricted shares, or 82% of the outstanding common stock. When these shares become available for resale, the sale of these shares by these individuals, whether pursuant to Rule 144 or otherwise, may have an immediate negative effect upon the price of the Company's common stock in any market that might develop.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

2. We note your response to prior comment 4; however, a contractual agreement between parties cannot revise your disclosure obligations under the federal securities laws. Please disclose the name and principal business of any corporation or other organization in which Ms. Malenko carried on her principal occupation during the past five years. See Item 401(e) of Regulation S-K.

Response: Revised to state:

Kateryna Malenko is a dynamic, young Independent Sales and Business development consultant self-employed since 2011. Ms. Malenko was born May 17, 1991 in Brest, Belorussia part of the former USSR. In June 2011 she graduated from Kharkiv Business Academy with a Bachelor’s Degree in Business Administration. After graduation Ms. Malenko took an additional course in programming and website development at Kiev State Polytechnical University in 2015 and 2016.

The Name and Principle Business in which Ms Malenko carried on her principle occupation in 2011 Ms. Malenko was working as an independent business consultant at MMS Group LTD, Kiev, Ukraine and then a project manager for the same company.

In 2013 she started her own business and did business as Kat Consulting. The Principle Business of Kat Consulting included project management, development of marketing strategy including online marketing, website building including news website and, use of social media. Since 2013 to the present Ms. Malenko has been a self-employed freelance business consultant. Her energetic enthusiasm for the work and knowledge of technology will move the company forward.

Item 15 - Recent Sales of Unregistered Securities, page II-3

3. We note your response to prior comment 6. Please reconcile your disclosure here and on page 15 that 0975456 BC Ltd is a non-U.S. Person with your disclosure on page 29 that the entity is a Nevada corporation; see Regulation S Rule 902(k)(1)(ii). Also, address that portion of prior comment 6 seeking disclosure regarding how you complied with Regulation D Rule 502(b)(2) regarding information that you are required to furnish purchasers in connection with your issuance of securities without registration in reliance on Regulation D; see Regulation S-K Item 701(d).

Response: 0975456 BC LTD is a Nevada corporation. Looking at the Nevada Secretary of State website that entity has the Nevada Business ID NV20161748514 and entity number E0557122016-8, it is listed as a domestic corporation. The entity address is in Las Vegas Nevada. The sole officer and director listed with Nevada Secretary of State is Azra Rana. Ms Rana is a non-U.S. Person. The shareholder is the company; Artin was incorrect in referring to them as a non-US Person and has corrected the filing to reflect that on both pages